Exhibit 12
Walgreen Co. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended		Fiscal Year Ended
	11/30/2011	11/30/2010	8/31/2011
Income before income taxes	$883	$921	$4,294
Add:
Fixed charges	308	291	1,212
Amortization of capitalized interest	1	-	5
Less: Capitalized interest	(3)	(3)	(10)
Earnings as defined	$1,189	$1,209	$5,501

Interest expense, net of capitalized interest	$17	$20	$77
Capitalized interest	3	3	10
Portions of rentals representative of the interest factor	288	268	1,125
Fixed charges as defined	$308	$291	$1,212

Ratio of earnings to fixed charges	3.86	4.15	4.54